Exhibit 99.1

EZchip’s Counsel Responds to Raging Capital’s False and Misleading Allegations
EZchip has not been approached by any other potential buyer

YOKNEAM, ISRAEL, November 10, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, announced today that its counsel has formally responded to Raging Capital’s false and misleading November 9 letter.  Raging Capital continues to make public statements that are blatantly untruthful and which attempt to intentionally delude shareholders around the quality of the Board’s sale process and the indisputable headwinds that exist for EZchip continuing on a standalone basis. Raging Capital’s attempts to deceive shareholders are all the more disconcerting when considering that Raging – through put options – is protected from a decline in EZchip’s share price while other EZchip shareholders are not.

The full text of the letter of counsel is below:

WITHOUT PREJUDICE

Mr. Guy Eyal, Adv.
Hermann, Makov & Co.                                                                - Via Email and Facsimile -
Gibor Sport Tower
7-9 Begin Street
Ramat Gan 52521, Israel

Dear Adv. Guy Eyal,

We are writing on behalf of our client, EZchip Semiconductor Ltd. (“EZchip”), to respond to your letter dated November 9, 2015 and the press release issued by your client, Raging Capital Master Fund, Ltd. (“Raging Master”), on November 9, 2015.

In your letter (which was sent by email at 22:40 local time) you state, as a matter of fact, that Raging Capital is aware of at least one other potential suitor who approached EZchip and/or its banker to express interest in a potential transaction after September 30, 2015 and such suitor was not given an opportunity to make a potential offer to acquire EZchip.

Several hours later, Raging Capital repeated and expanded such false allegation in a public press release and stated that it is aware of other suitors (this time plural) who are interested in EZchip and who have contacted EZchip and/or its banker in order to express their interest.  Moreover, your client stated in the press release that it “knows this for a fact to be untrue”.

First, EZchip wishes to clearly clarify again, as you and your client well know, your statement and your client’s statements are untrue and misleading and were stated publicly 72 hours before the general meeting of shareholders even though you and your client clearly knew such statements were untrue at the time made, for the sole reason of unlawfully soliciting EZchip shareholders to vote against the merger based on this false, misleading information.

Further, your bad faith attempt to send such false allegations in an email late at night knowing that EZchip would not have the opportunity to respond to your false, misleading allegations before your client publicly issues a press release before the open of business today in Israel, does not in any way release your client from any liability for the material adverse consequences to EZchip and its shareholders from making such false, misleading allegations publicly 72 hours before the general meeting of shareholders.  Another attempt of your client to unlawfully benefit at the expense of the other shareholders of EZchip, whose positions in the share are not covered with options.

EZchip demands that your client immediately issue before the open of business today in New York a press release correcting its false, misleading information.

EZchip will not tolerate any threats from your client and will take any and all actions necessary to vigorously protect its rights and seek all remedies available at law or in equity to recover any damages EZchip and its shareholders suffer, including, without limitation, to its brand name and enterprise value, due to such false, misleading information.

This letter is written without prejudice, and nothing contained in or omitted from this letter shall be deemed to constitute a waiver or admission on the part of our client.

Sincerely,

Sharon A. Amir, Adv.
Naschitz, Brandes, Amir & Co., Advocates

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders.  The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders.  Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405